SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PHH Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

693320202
(CUSIP Number)

Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,866,824 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,866,824 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,866,824 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 693320202	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,866,824 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,866,824 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,866,824 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 693320202	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,866,824 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,866,824 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,866,824 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 693320202	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.01 par value (the "Common Stock") of PHH Corporation, a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Item 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed by: (i) Orange Capital, LLC, a Delaware limited liability company ("Orange Capital"); (ii) Orange Capital Master I, Ltd., a Cayman Islands exempted company ("Orange Fund"); and (iii) Daniel Lewis ("Mr. Lewis" and together with Orange Capital and Orange Fund, the "Reporting Persons"). The principal business address of Orange Capital and Mr. Lewis is 1370 Avenue of the Americas, 23rd Floor, New York, New York 10019. The principal business address of Orange Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The principal business of Orange Capital is investment management. The Managing Partner of Orange Capital is Mr. Lewis, who is primarily engaged in the business of investment management. The principal business of Orange Fund is to invest in securities. The name, citizenship, principal occupation and business address for each director of Orange Fund is set forth on Appendix A hereto.

None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $63.8 million (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of Orange Fund. The shares of Common Stock reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 693320202	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the shares of Common Stock of the Issuer reported herein for investment purposes because they believed the Common Stock represented an attractive investment opportunity.

On September 19, 2013, the Reporting Persons sent a letter to Mr. Glen A. Messina, President and Chief Executive Officer of the Issuer, in which they outlined the following four recommendations that they believe the Issuer should take in order to improve shareholder returns: (i) create a captive finance vehicle which would own a significant stake in the Company’s newly originated and existing excess mortgage servicing rights (“MSRs”), (ii) hire a financial advisor to pursue a tax-efficient sale or IPO of Fleet Management Services, (iii) immediately commence a share repurchase program or tender offer for $150 million of common stock, and (iv) after resolving outstanding repurchase obligations and securing new financing for newly originated MSRs, offer to exchange the 6% convertible notes due 2017 for a combination of cash and stock. The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions with management and the board of directors of the Issuer (the "Board") regarding, among other things, the Issuer’s business, management and strategic alternatives and direction, including but not limited to the Reporting Persons' recommendations described above. The Reporting Persons intend to continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 693320202	SCHEDULE 13D	Page 7 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,866,824 shares of Common Stock, constituting approximately 5.0% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 57,144,550 shares of Common Stock outstanding as of July 24, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 1, 2013.

Orange Capital and Mr. Lewis may each be deemed to beneficially own an aggregate of 2,866,824 shares of Common Stock, or approximately 5.0% of the outstanding Common Stock, which shares are directly held by Orange Fund.

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of Orange Capital's role as the investment advisor to Orange Fund, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Letter to Mr. Glen A. Messina, dated September 19, 2013.
2	Joint Filing Agreement, dated September 19, 2013.

CUSIP No. 693320202	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 19, 2013

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 693320202	SCHEDULE 13D	Page 9 of 10 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director of Orange Fund. There are no executive officers of Orange Fund.

Name	Citizenship	Principal Occupation	Business Address
Russell Hoffman	South Africa	Chief Operating Officer, Orange Capital, LLC	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Philip Cater	New Zealand	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-1102, Cayman Islands
Christopher Bowring	United Kingdom	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-1102, Cayman Islands

CUSIP No. 693320202	SCHEDULE 13D	Page 10 of 10 Pages

Appendix B

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
07/25/2013	42,528	22.2863
07/26/2013	49,000	22.325
07/29/2013	650,000	22.5738
07/31/2013	327,900	23.0098
08/01/2013	685,000	22.2886
08/02/2013	50,000	21.0007
08/06/2013	81,000	22.343
08/07/2013	150,000	22.4998
08/08/2013	100,000	22.384
08/09/2013	50,000	22.5084
08/12/2013	20,000	22.7441
08/13/2013	88,000	23.05
08/14/2013	25,000	22.7261
08/15/2013	50,000	22.1487
08/19/2013	40,000	21.7253
08/20/2013	18,048	21.6353
08/21/2013	26,748	21.4558
08/27/2013	20,000	21.4318
08/28/2013	40,000	21.216
08/29/2013	3,600	21.125
08/30/2013	150,000	20.9472
09/03/2013	35,000	20.9549
09/06/2013	50,000	21.1435
09/09/2013	80,000	21.1607
09/10/2013	35,000	21.1936